UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                          General Maritime Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    Y2692M103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Bergesen Worldwide Limited
                                 Clarendon House
                         2 Church Street, Hamilton, HM11
                                     Bermuda
                           Helmut Sohmen +852 2842 3888
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                August 14, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. | |

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------
CUSIP No.  Y2692M103
---------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Sohmen Family Foundation
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a) [ ]
         (b) [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
         SOURCE OF FUNDS (See Instructions)
   4
         AF
-------- -----------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  [ ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Liechtenstein
-------- -----------------------------------------------------------------------
                              7    SOLE VOTING POWER

                                   0
        NUMBER OF          ------- ---------------------------------------------
          SHARES              8    SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                  3,860,000 common shares
           EACH            ------- ---------------------------------------------
        REPORTING             9    SOLE DISPOSITIVE POWER
          PERSON
           WITH                    0
                           ------- ---------------------------------------------
                             10    SHARED DISPOSITIVE POWER

                                   3,860,000 common shares
-------- -----------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,860,000 common shares
-------- -----------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                  [ ]

-------- -----------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.9%
-------- -----------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (See Instructions)

         OO
-------- -----------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------
CUSIP No.  Y2692M103
---------------------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Bergesen Worldwide Limited
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a) [ ]
          (b) [ ]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
          SOURCE OF FUNDS (See Instructions)
   4
          WC
--------- ----------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Bermuda
-------------------------- ------- ---------------------------------------------
                              7    SOLE VOTING POWER

                                   0
        NUMBER OF          ------- ---------------------------------------------
          SHARES              8    SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                  3,860,000 common shares
           EACH            ------- ---------------------------------------------
        REPORTING             9    SOLE DISPOSITIVE POWER
          PERSON
           WITH                    0
                           ------- ---------------------------------------------
                             10    SHARED DISPOSITIVE POWER

                                   3,860,000 common shares
-------- -----------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,860,000 common shares
-------- -----------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                  [ ]

-------- -----------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.9%
-------- -----------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (See Instructions)

         CO
-------- -----------------------------------------------------------------------

Item 1.   Security and Issuer.

          This Statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.01 per share (the "Shares"), of General Maritime Corporation, a Marshall Islands corporation (the "Company"), whose principal executive offices are located at 299 Park Avenue, 2nd Floor, New York, NY 10171.

Item 2.   Identity and Background.

          This Schedule 13D is being filed by the Sohmen Family Foundation, a foundation organized under the laws of Liechtenstein (the "Sohmen Family Foundation"), and Bergesen Worldwide Limited, a company incorporated with limited liability under the laws of Bermuda and a subsidiary of the Sohmen Family Foundation ("Bergesen Worldwide"), in which the Sohmen Family Foundation holds 93.25% of the outstanding share capital.

          The Sohmen Family Foundation is established for the long-term furtherance of the interests of the Sohmen Family over successive generations. Its principal business offices are located at Heiligkreuz 6, P.O. Box 484, LI-9490 Vaduz, Liechtenstein.

          Bergesen Worldwide is an international shipping company focusing on shipping and the maritime sector. Its principal business offices are located at Clarendon House, 2 Church Street, Hamilton, HM11, Bermuda.

          The name, business address, present principal occupation or employment and citizenship of each of the directors and executive officers of the Sohmen Family Foundation and Bergesen Worldwide are set forth in Schedule A hereto and are incorporated herein by reference.

          During the last five years, neither the Sohmen Family Foundation nor Bergesen Worldwide nor, to the best of their knowledge, any of the persons listed in Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          The Sohmen Family Foundation and Bergesen Worldwide have entered into a Joint Filing Agreement, dated January 22, 2007, a copy of which is filed with this Schedule 13D as Exhibit A, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act 1934, as amended (the "Exchange Act").

Item 3.   Source and Amount of Funds or Other Consideration.

          On August 14, 2006, Bergesen Worldwide purchased an aggregate of 3,860,000 Shares in the open market at a price of $40 per Share for an aggregate purchase price of $154,400,000. Bergesen Worldwide funded this purchase from its working capital.

Item 4.   Purpose of Transaction.

          Bergesen Worldwide purchased the 3,860,000 Shares described in Item 3 above for investment purposes and on August 21, 2006 Bergesen Worldwide and the Sohmen Family Foundation filed a Schedule 13G reporting their beneficial ownership of 3,860,000 Shares, representing approximately 11.8% of the outstanding Shares.

          The Sohmen Family Foundation and Bergesen Worldwide intend to review their investment in the Company on a regular basis and, as a result thereof, may at any time and from time to time determine, either alone or as part of a group,
(a) to acquire additional securities of the Company, through open market purchases, in privately negotiated transactions, through a public tender offer or extraordinary corporate transaction involving the Company or any of its subsidiaries, (b) to dispose of all or a portion of the securities of the Company owned by them in the open market, in privately negotiated transactions or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act. Notwithstanding anything contained herein, the Sohmen Family Foundation and Bergesen Worldwide specifically reserve the right to change their intention with respect to any or all of such matters.

          Except as set forth in this Item 4, the Sohmen Family Foundation and Bergesen Worldwide have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5.   Interest in Securities of the Issuer.

          The responses of the Sohmen Family Foundation and Bergesen Worldwide to Rows (11) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each of the Sohmen Family Foundation and Bergesen Worldwide is based on 32,388,589 common shares outstanding as at October 31, 2006, as contained in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006, filed with the Securities and Exchange Commission on November 9, 2006.

          Except as disclosed in this Schedule 13D, neither the Sohmen Family Foundation nor Bergesen Worldwide nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Shares or has the right to acquire any Shares.

          Except as disclosed in this Schedule 13D, neither the Sohmen Family Foundation nor Bergesen Worldwide nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares which they may be deemed to beneficially own.

          Except as disclosed in this Schedule 13D, neither the Sohmen Family Foundation nor Bergesen Worldwide nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Shares during the past 60 days.

          To the best knowledge of the Sohmen Family Foundation and Bergesen Worldwide, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Sohmen Family Foundation and Bergesen Worldwide.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Sohmen Family Foundation and Bergesen Worldwide or, to the best of their knowledge, any of the persons named in Schedule A hereto or between the Sohmen Family Foundation or Bergesen Worldwide and any other person or, to the best of their knowledge, any person named in Schedule A hereto and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.   Materials to be Filed as Exhibits.


          Exhibit No.         Description

          A Joint Filing Agreement between the Sohmen Family Foundation and Bergesen Worldwide Limited

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

January 22, 2007                             Sohmen Family Foundation




                                               /s/ Helmut Sohmen
                                               ---------------------------------
                                                         Helmut Sohmen
                                                President of Foundation Council




                                               /s/ Karl Josef Hier
                                               ---------------------------------
                                                        Karl Josef Hier
                                                 Member of Foundation Council






                                               Bergesen Worldwide Limited




                                               /s/ Helmut Sohmen
                                               ---------------------------------
                                                         Helmut Sohmen
                                                           Chairman

                                   SCHEDULE A

                            Sohmen Family Foundation


---------------------- ------------------------------------ --------------------------- -------------------
         Name                   Present Principal                 Business Address          Citizenship
                                   Occupation
---------------------- ------------------------------------ --------------------------- -------------------

Helmut Sohmen          President of Foundation Council      23rd Floor, No.9 Des        Austrian
                                                            Voeux Road West, Hong
                                                            Kong SAR, China
---------------------- ------------------------------------ --------------------------- -------------------

Karl Josef Hier        Member of Foundation Council         Heiligkreuz 6, Postfach     Liechtenstein
                                                            484, LI-9490 Vaduz,
                                                            Liechtenstein
---------------------- ------------------------------------ --------------------------- -------------------

                           Bergesen Worldwide Limited


---------------------- ------------------------------------ --------------------------- -------------------
         Name                   Present Principal                 Business Address          Citizenship
                                   Occupation
---------------------- ------------------------------------ --------------------------- -------------------

Helmut Sohmen          Chairman                             23rd Floor, No.9 Des        Austrian
                                                            Voeux Road West, Hong
                                                            Kong SAR, China

---------------------- ------------------------------------ --------------------------- -------------------
Sir William Purves     Company Director                     100 Ebury Mews, London      British
                                                            SW1W 9NX, United Kingdom

---------------------- ------------------------------------ --------------------------- -------------------
William Donald         Company Director                     48 Par-la-Ville Road,       British
Thomson                                                     Suite 733, Hamilton HM11,
                                                            Bermuda
---------------------- ------------------------------------ --------------------------- -------------------

                                  EXHIBIT INDEX
                                  -------------


          Exhibit No.         Description

          A Joint Filing Agreement between the Sohmen Family Foundation and Bergesen Worldwide Limited

                                    EXHIBIT A


                             JOINT FILING AGREEMENT




          The undersigned hereby agree that the Statement on Schedule 13D, dated January 22, 2007, with respect to the common stock, par value $0.01 per share, of General Maritime Corporation is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the
Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

          IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 22nd day of January 2007.

                                    Sohmen Family Foundation



                                    By:  /s/ Helmut Sohmen
                                        -------------------------------
                                         Name: Helmut Sohmen
                                         Title: President of Foundation Council



                                    By:  /s/ Karl Josef Hier
                                        -------------------------------
                                         Name: Karl Josef Hier
                                         Title: Member of Foundation Council



                                    Bergesen Worldwide Limited



                                    By:  /s/ Helmut Sohmen
                                        -------------------------------
                                         Name: Helmut Sohmen
                                         Title: Chairman